[LETTERHEAD OF STONE & WEBSTER, INCORPORATED]



                                            FOR IMMEDIATE RELEASE



                  STONE & WEBSTER ADOPTS SHAREHOLDER RIGHTS PLAN


         NEW YORK, N.Y., AUGUST 15, 1996 -- Stone & Webster,
         Incorporated (NYSE:SW) today announced that its Board of Directors has adopted a Shareholder Rights Plan by declaring a dividend distribution of one Preferred Share Purchase Right on each outstanding share of the company's common stock.

         The Board believes these Rights will enable all of Stone & Webster's shareholders to realize the long-term value of their investment in the company. The Rights will help ensure that all shareholders receive fair and equal treatment in the event of any proposed takeover of the company and will guard against unfair or coercive takeover tactics.

         If a person or group acquires 15 percent or more of Stone & Webster's outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's exercise price (initially $125), a number of Stone & Webster's common shares having a market value of twice such price.

         Following the acquisition by a person or group of 15 percent or more of the Company's common stock and prior to an acquisition of 50 percent or more of the common stock, the Board may exchange the Rights (other than Rights owned by such person or group), in whole or in part, at an exchange ratio of one share of common stock (or one one-hundredth of a share of the new series of junior participating preferred stock) per Right.

         The new Rights are redeemable under certain circumstances at $.01 per Right and will expire on August 15, 2006. The dividend distribution will be made on September 12, 1996, payable to shareholders of record on that date. The Rights distribution is not taxable to shareholders. A full description of the Rights is being mailed to all shareholders.

         Stone & Webster, Incorporated, through operating subsidiaries, is a global leader in engineering, construction and consulting for the power, process, government and industrial markets.

                                    * * * * *

         Contact:  Jeremiah P. Cronin - (212) 290-7484